Titan Global Holdings, Inc.
1700 Jay Ell Drive, Suite 200
Richardson Texas, 75081
Tel: (972) 470-9100

September 17, 2007

VIA ELECTRONIC SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal Request dated September 7, 2007
for Titan Global Holdings, Inc. (the “Company”)

Ladies and Gentlemen:

The Company hereby respectfully requests the withdrawal of its withdrawal request dated September 7, 2007. Said withdrawal letter in the caption erroneously refers to the withdrawal of a Form SB-2 filed October 13, 2005 which SB-2 had previously been withdrawn by the Company.

If you have any questions concerning this matter, please contact Marcelle S. Balcombe at (212) 930-9700.

Thank you for your assistance in this matter.

Titan Global Holdings, Inc.

By:  ____/s/ R..Scott Hensell__________
    R. Scott Hensell
    Chief Financial Officer